UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.)*
Sinovac Biotech Ltd.
(Name of Issuer)

Common Shares, $0.001 par value per share
(Title of Class of Securities)

P8696W104
(CUSIP Number)

Quan Li CDH Utopia Limited One Temasek Avenue #18-02, Millenia Tower, Singapore 039192
(+65) 65728750
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. CDH Utopia Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,800,000(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,000,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.44%(3))
14.	TYPE OF REPORTING PERSON CO

(1)            Representing 30% of the total shares of common stock held by CDH Utopia Limited. Please refer to Item 6 of this Schedule 13D for details.

(2)            Representing 6,000,000 shares of common stock directly held by CDH Utopia Limited.

(3)            The percentage of 8.44% is calculated based on 71,125,902 shares outstanding of the Issuer as of March 31, 2020 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), before taking into account the issuance of the Exchange Shares (as defined in the 2019 Annual Report). This percentage would be 5.28% if calculated based on 113,534,056 shares outstanding of the Issuer as of March 31, 2020, taking into account the issuance of the Exchange Shares, according to the 2019 Annual Report.

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. CDH Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,800,000(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,000,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.44%(3)
14.	TYPE OF REPORTING PERSON PN

(1)            Representing 30% of the total shares of common stock held by CDH Utopia Limited. Please refer to Item 6 of this Schedule 13D for details.

(2)            Representing 6,000,000 shares of common stock directly held by CDH Utopia Limited.

(3)            The percentage of 8.44% is calculated based on 71,125,902 shares outstanding of the Issuer as of March 31, 2020 according to the 2019 Annual Report, before taking into account the issuance of the Exchange Shares (as defined in the 2019 Annual Report). This percentage would be 5.28% if calculated based on 113,534,056 shares outstanding of the Issuer as of March 31, 2020, taking into account the issuance of the Exchange Shares, according to the 2019 Annual Report.

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. CDH VI Holdings Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,800,000(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,000,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.44% (3)
14.	TYPE OF REPORTING PERSON CO

(1)            Representing 30% of the total shares of common stock held by CDH Utopia Limited. Please refer to Item 6 of this Schedule 13D for details.

(2)            Representing 6,000,000 shares of common stock directly held by CDH Utopia Limited.

(3)            The percentage of 8.44% is calculated based on 71,125,902 shares outstanding of the Issuer as of March 31, 2020 according to the 2019 Annual Report, before taking into account the issuance of the Exchange Shares (as defined in the 2019 Annual Report). This percentage would be 5.28% if calculated based on 113,534,056 shares outstanding of the Issuer as of March 31, 2020, taking into account the issuance of the Exchange Shares, according to the 2019 Annual Report.

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. CDH Griffin Holdings Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,800,000(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,000,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.44% (3)
14.	TYPE OF REPORTING PERSON CO

(1)            Representing 30% of the total shares of common stock held by CDH Utopia Limited. Please refer to Item 6 of this Schedule 13D for details.

(2)            Representing 6,000,000 shares of common stock directly held by CDH Utopia Limited.

(3)            The percentage of 8.44% is calculated based on 71,125,902 shares outstanding of the Issuer as of March 31, 2020 according to the 2019 Annual Report, before taking into account the issuance of the Exchange Shares (as defined in the 2019 Annual Report). This percentage would be 5.28% if calculated based on 113,534,056 shares outstanding of the Issuer as of March 31, 2020, taking into account the issuance of the Exchange Shares, according to the 2019 Annual Report.

CUSIP No. P8696W104

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, par value $0.001 per share (the “Common Shares”) of Sinovac Biotech Ltd., an Antigua and Barbuda company (the “Issuer”).

The address of the principal executive offices of the Issuer is No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

Item 2. Identity and Background

(a) and (f)

This Schedule 13D is being filed jointly on behalf of CDH Utopia Limited (“CDH Utopia”), CDH Fund VI, L.P. (“CDH Fund VI”), CDH VI Holdings Company Limited (“CDH VI Holdings”), and CDH Griffin Holdings Company Limited (“CDH Griffin”) (each a “Reporting Person”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit A hereto. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons.

As of the date hereof, CDH Utopia is an exempted company incorporated under the laws of the Cayman Islands. CDH Fund VI, a Cayman Islands limited partnership, owns 100% of the total outstanding shares of CDH Utopia. CDH VI Holdings, a Cayman Islands company, is the general partner of CDH Fund VI and by virtue of its limited partnership agreement has the power to direct CDH Fund VI as to the voting and disposition of shares directly and indirectly entitled to by CDH Fund VI. CDH Griffin, a British Virgin Islands company, owns 100% of the total outstanding shares of CDH VI Holdings.

(b) The principal office address of CDH Utopia, CDH Fund VI, CDH VI Holdings and CDH Griffin is c/o One Temasek Avenue, #18-02, Millenia Tower, Singapore 039192. The principal business of the Reporting Persons is investment holding.

(c) The name, business address, present principal occupation or employment and citizenship of each of the directors executive officers of each of the Reporting Persons is set forth on Schedule A.

(d) and (e) During the last five years, none of the Reporting Persons has, and to the knowledge of the Reporting Person, no person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3. Source and Amount of Funds

The funds used by CDH Utopia to acquire beneficial ownership of the Company’s Common Shares were funded by CDH Fund VI using its own investment capital contributed by investors.

On November 24, 2020, CDH Utopia entered into a Share Purchase Agreement (the “Purchase Agreement”) with 1Globe Biomedical (Hong Kong) Company Limited (the “Seller”), pursuant to which CDH Utopia purchased 6,000,000 Common Shares (“Sale Shares”) of the Issuer from the Seller for an aggregate purchase price of $90,000,000, or $15.00 per share, on December 18, 2020. The Purchase Agreement is attached as Exhibit B to this Schedule 13D. Any description of the Purchase Agreement is qualified in its entirety by reference thereto.

Item 4. Purpose of Transaction

The acquisition by CDH Utopia of the Common Stock as described herein was effected because of the belief that the shares of Common Stock represent an attractive investment. CDH Utopia beneficially owns, and the other Reporting Persons, as applicable, may be deemed to beneficially own, the Common Stock as an investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Common Stock or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Pursuant to the Purchase Agreement, CDH Utopia and the Seller shall use their reasonable best efforts to procure a person nominated by CDH Utopia and a person nominated by the Seller be appointed or elected as members of the board of directors of the Company.

In connection with the Purchase Agreement, CDH Utopia entered into a letter agreement on November 24, 2020 (as amended on December 18, 2020, the “Letter Agreement”) with the Seller and CDH Investment Advisory Private Limited. Under the Letter Agreement, it was agreed, among other things, that (i) CDH Utopia shall make to the Seller or its designee a lump sum payment of $135,600,000 as compensation and reimbursement for, among other terms and conditions, the total costs and expenses that have been incurred and are estimated to be incurred by the Seller and its affiliates in connection with certain legal proceedings to which the Seller and its affiliates are parties; and (ii) CDH Utopia shall cast shareholder votes representing 70% of the Sale Shares then held by CDH Utopia in accordance with the voting instructions given by the Seller. Further, pursuant to the Letter Agreement, CDH Utopia and the Seller agree that, subject to detailed arrangement to be further discussed, CDH Utopia shall be entitled to the greater of (i) 30% of all proceeds received by CDH Utopia in respect of the disposal or divestment of the Sale Shares or (ii) such portion of the proceeds that would allow the Purchaser to generate a net return which yields twice the investment cost of CDH Utopia, or the entire proceeds if the proceeds are insufficient to generate such net return, and then the remainder of the proceeds upon deduction of the distribution to CDH Utopia shall be distributed to the Seller. The original Letter Agreement and the Amendment to the Letter Agreement are attached as Exhibit C and Exhibit D to this Schedule 13D, respectively. Any description of the Letter Agreement is qualified in its entirety by reference thereto.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages and in Item 6 to this Schedule 13D.

(c)	Except as disclosed herein, the Reporting Person has not, and to the knowledge of the Reporting Persons, no Person named in Schedule A hereto has, effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Except as otherwise described in this statement, to the knowledge of the Reporting Persons, no person other than the Reporting Persons, has the power to direct the receipt of dividends on or the proceeds of sales of, the Common Shares owned by the Reporting Person.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A –	Joint Filing Agreement, dated December 22, 2020, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D
Exhibit B –	Purchase Agreement, dated November 24, 2020.
Exhibit C –	Letter Agreement Regarding the Proposed Investment by CDH, dated November 24, 2020.
Exhibit D –	Amendment to the Letter Agreement Regarding the Proposed Investment by CDH, dated December 18, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020

CDH Utopia Limited

By:	/s/ William Hsu
	Name:	William Hsu
	Title:	Director

CDH Fund VI, L.P.

By: CDH VI Holdings Company Limited, its general partner

By:	/s/ Jiao Shuge
	Name:	Jiao Shuge
	Title:	Director

CDH VI Holdings Company Limited

By:	/s/ Jiao Shuge
	Name:	Jiao Shuge
	Title:	Director

CDH Griffin Holdings Company Limited

By:	/s/ Jiao Shuge
	Name:	Jiao Shuge
	Title:	Director

Schedule A

Name	Citizenship	Present Principal Occupation or Employment and Business Address
Shuge Jiao	Singapore	Director of CDH VI Holdings Company Limited and CDH Griffin Holdings Company Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong
William Hsu	Taiwan	Director of CDH Utopia Limited One Temasek Avenue, #18-02 Millenia Tower, Singapore 039192